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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                    --------
                           COSINE COMMUNICATIONS, INC.
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                                (Name of Issuer)
                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)
                                    221222102
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                                 (CUSIP Number)
                     Mellon HBV Alternative Strategies LLC
                          200 Park Avenue, Suite 3300,
                     New York, NY 10166-3399, (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                               September 16, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  Not Applicable
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  488,521
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER PERSON
                  488,521
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  488,521
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.8%
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         14       TYPE OF REPORTING PERSON*
                  IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUT.
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


This Amendment No. 5 to Schedule 13D is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person") to report the sale of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CoSine Communications, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of the Company. The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood City, California 94065.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         The Reporting Person is filing this Amendment No. 5 to the Schedule 13D to report recent open-market sale transactions of the Company's Common Stock and to report that the Reporting Person as a result of such sale transactions (set forth in Item 5(c) below)is currently the beneficial owner of less than five percent of the Common Stock of the Company.


Item 5.  Interest in Securities of the Issuer.

         (a) As of September 16, 2003, the Reporting Person beneficially owned in the aggregate 488,521 shares of the Common Stock, representing approximately 4.8% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock reported as outstanding in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003).

         (c) No transactions were effected by the Reporting Person within the past sixty (60) days, other than the open-market sale transactions described below.

 Transaction Date       Number         Price per Share   Type of Transaction
                       of Shares
 09/02/03                900               $5.56                      Sale
 09/03/03              2,400               $5.59                      Sale
 09/04/03             10,500               $5.75                      Sale
 09/05/03              4,000               $5.82                      Sale
 09/08/03             14,300               $5.83                      Sale
 09/09/03              4,500               $5.87                      Sale
 09/10/03              8,100               $5.96                      Sale
 09/11/03              7,700               $6.08                      Sale
 09/12/03              5,300               $6.01                      Sale
 09/15/03              2,282               $5.93                      Sale
 09/16/03             13,000               $6.09                      Sale

         (e) On September 16, 2003 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.



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Item 7.  Material to be Filed as Exhibits.

         None.



Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company
         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer